                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



     For         SUPPLEMENTAL DISCLOSURE
        --------------------------------


                 QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)
                 --------------------------------------------------------------

                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
               ---------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                Form 20-F                Form 40-F   X
                          -----                    -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No  X
                   -----                    -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Supplemental Disclosure

                              [QUEBECOR WORLD LOGO]

                                QUEBECOR WORLD INC.

                              SUPPLEMENTAL DISCLOSURE
     AS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON JULY 8th, 2002

                              PENSION FUND INFORMATION

                          FOR PUBLIC RELEASE ON JULY 8th, 2002


        http://www.quebecorworld.com/htmen/20_0/pdf/0702-supp_disclosure.pdf


EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS DOCUMENT ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMER DEMAND FOR OUR PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY OUR COMPETITORS AND GENERAL CHANGES IN ECONOMIC CONDITIONS.

ALL DOLLARS AMOUNTS IN US DOLLARS UNLESS OTHERWISE NOTED.

BACKGROUND

A number of investors and analysts have made enquiries following recent media coverage regarding pension benefit obligations and funding exposure for large companies that are part of the S&P/TSX 60.

The media coverage draws from research prepared by sell-side research analysts. For example, a recent research report examines the 47 S&P/TSE 60 companies for which pension information is available. During the period from December 31, 2000 to 2001, the aggregate pension plan surplus of nearly
$13 billion reversed itself into a $2.9 billion deficit. At the end of 2001, only 28% of the companies covered enjoyed a plan surplus, compared with 70% in 2000. Quebecor World is mentioned as one of 33 companies having funding exposure.

QUEBECOR WORLD PENSION FUND STATUS

Quebecor World maintains defined benefit plans for its employees in Canada and the U.S.A. As at September 30th, 2001 the fair value of plan assets which support the pension plans was $481.9 million, compared to liabilities measured at December 31, 2002 of $731.5 million. The Company elected to use September 30th asset values in order to provide investors with more timely disclosure of the year-end financial statements and MD&A. A copy of Note 20 (Pension and other postretirement benefits) to the Company's audited Financial Statements for the period ended December 31, 2001 is attached.

Management of Quebecor World is continuously assessing its funding exposure, actuarial and accounting assumptions, including discount rates, expected return on plan assets and the rate of compensation increases.

Like most companies of Quebecor World's size, the current funding exposure is largely the result of difficult global equity capital markets in the last
2 years, predominantly in the U.S. where the majority of the Company's pension fund assets are invested and where more than two-thirds of the Company's workforce is employed.

CANADIAN PENSION PLANS

The funded status of Quebecor World's Canadian pension plans was 99% at September 30, 2001, compared with a funded status in excess of 140% for the preceding three years. In the aggregate, the change in funding status for the Canadian pension plans resulted from amendments made to the plans, effective January 2001, and from the fact that no employer contributions were required during the period from 1998 to 2001. Key actuarial and accounting assumptions for Canadian pension plans have recently been reviewed and management currently believes they are appropriate.

U.S. PENSION PLANS

Costs and liabilities for the U.S. pension plans include former plans sponsored by Quebecor Printing (U.S.A.) Inc. and World Color Press, Inc., prior to the Merger in 1999. The salaried plans were merged and amended as of December 31, 2000. The funded status of all U.S. pension plans has eroded by approximately US $100 million during the period from December 31, 1998 to 2001, partially due to a reduction in asset values and partially due to improvements to the benefits offered.

Management became sensitive to the need for additional funding of its U.S. pension plans last year and accommodated this need in its business planning for 2002. Management intends to increase company contributions in 2002 in order to begin to address the funding exposure, taking into account legal requirements and tax implications, and despite the relief provided by recent legislation in the U.S. (the job creation and workers assistance act, passed in March, 2002). The company's cash flow is sufficient to make contributions in excess of the minimum funding requirement, if management deems appropriate.

PENSION EXPENSE AND FUNDING IMPACTS

Quebecor World provided earnings, free cash flow and other guidance for 2002 on October 29th, 2001 and reaffirmed this guidance on a number of occasions during 2002. The funded status of the Company's pension funds were known to and accounted for by management at that time; the impact on earnings and funding requirements is reflected in this guidance of $1.85 - $2.00 of earnings per share and $300 million of free cash flow for the year ending December 31st, 2002.

Generally Accepted Accounting Principles (GAAP) for recognizing pension fund expense reflect the long term nature of the obligations inherent in defined benefit pension plans. Various smoothing techniques are available that will reduce the volatility in pension expense that would otherwise occur in a turbulent capital market environment. Following GAAP, the expected incremental pension expense in 2002 attributable to prior years' investment losses is approximately $4.5 million pre-tax. This figure was reflected in management's financial guidance provided in October, 2001.

ACTUARIAL ASSUMPTIONS

Quebecor World is currently reviewing its actuarial assumptions in light of a changed capital markets environment. The Company reduced the discount rate used in establishing the projected benefit obligation from 7.7% in 2000 to 7.0% in October, 2001. Management believes that this level is appropriate based on the current environment. Similarly, the assumed rate of compensation increase was reduced from 3.7% in 2000 to 3.4% in 2001, and management believes this is also considered appropriate based on the current environment. While management is currently reviewing the assumed return on assets for its Canadian pension plans, no material change is expected or considered necessary.

The assumed return on assets for the Company's U.S. plans is also being reviewed for its appropriateness in the current environment, and is expected to be reduced. The impact of a 100 basis point reduction in the assumed return on U.S. plan assets is approximately $5 million pre-tax, or 2 cents per share after tax.

SUMMARY

Among the largest S&P/TSX 60 companies, approximately 25% reported pension income in 2001, representing on average approximately 1% of their net income. In 2001, Quebecor World recognized $14.2 million of pension expense, or a deduction of approximately 6% of its net income (before restructuring and other charges).

The long term nature of defined benefit obligations is reflected under GAAP. The impact of the current capital markets environment on the Company's net income is relatively small. The Company's strong cash flow generating capacity currently provides it with flexibility to increase funding in excess of the minimum required level.

NOTE 20
-------

20.  PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years.

     The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during employees' active service period.

     The following table is based on a September 30th measurement date in 2001 and a December 31st measurement date in 2000. The table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2001 and December 31, 2000 and a statement of the funded status as at December 31, 2001 and December 31, 2000:

     ----------------------------------------------------------------------------------------------------------------
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
     ----------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
     ----------------------------------------------------------------------------------------------------------------
     CHANGE IN BENEFIT OBLIGATION
       Benefit obligation, beginning of year                    $   624.4     $   573.1      $   70.5      $    66.3
       Change in measurement date                                   (26.4)            -           1.1              -
       Service cost                                                  25.0          21.2           0.8            0.7
       Interest cost                                                 48.5          45.3           5.4            5.3
       Plan participants' contributions                               4.0           3.3           2.0            0.5
       Plan amendments                                                5.3           0.5          (1.1)            -
       Curtailment loss (gain)                                        0.9           0.3          (2.4)          (0.7)
       Settlement loss                                                  -           0.3             -              -
       Actuarial loss                                                77.7          25.5           8.5            3.7
       Change in assumptions                                          3.9           8.6           0.2            0.8
       Benefits paid                                                (40.8)        (50.4)         (7.8)          (6.0)
       Settlement paid                                                  -          (0.4)            -              -
       Foreign currency changes                                       9.0          (2.9)         (0.2)          (0.1)
     ----------------------------------------------------------------------------------------------------------------

       Benefit obligation, end of year                          $   731.5     $   624.4      $   77.0      $    70.5
     ================================================================================================================

     CHANGE IN PLAN ASSETS
       Fair value of plan assets, beginning of year             $   566.0     $   553.1      $      -      $       -
       Change in measurement date                                    47.7            -              -              -
       Actual return on plan assets                                (123.6)         44.7             -              -
       Employer contributions                                        17.3          18.6           5.8            5.5
       Plan participants' contributions                               4.0           3.3           2.0            0.5
       Settlement loss                                                  -             -             -              -
       Settlement paid                                                  -          (0.4)            -              -
       Benefits paid                                                (40.8)        (50.4)         (7.8)          (6.0)
       Foreign currency changes                                      11.3          (2.9)            -              -
     ----------------------------------------------------------------------------------------------------------------

       Fair value of plan assets, end of year                   $   481.9     $   566.0      $      -      $       -
     ----------------------------------------------------------------------------------------------------------------

     RECONCILIATION OF FUNDED STATUS
       Funded status                                            $  (249.6)    $   (58.4)     $  (77.0)     $   (70.5)
       Unrecognized net transition asset                             (5.4)         (4.2)            -              -
       Unrecognized prior service cost                                7.0           2.6          (0.6)             -
       Unrecognized actuarial loss                                  194.0           4.7           7.7            1.3
       Adjustment for fourth quarter contributions                    4.2             -           1.4              -
       Valuation allowance                                           (0.1)         (1.1)            -              -
     ----------------------------------------------------------------------------------------------------------------

       Net amount recognized                                    $   (49.9)    $   (56.4)     $  (68.5)     $   (69.2)
     ================================================================================================================

     Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

     ----------------------------------------------------------------------------------------------------------------
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
     ----------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
     ----------------------------------------------------------------------------------------------------------------
     Benefit obligation                                         $  (719.1)    $  (446.9)     $  (77.0)     $   (70.5)
     Fair value of plan assets                                      467.6         342.3             -              -
     ----------------------------------------------------------------------------------------------------------------

     Funded status - plan deficit                               $  (251.5)    $  (104.6)     $  (77.0)     $   (70.5)
     ================================================================================================================


     The following table provides the amounts recognized in the consolidated balance sheets:

     ----------------------------------------------------------------------------------------------------------------
                                                                           Pension                  Postretirement
                                                                          Benefits                    Benefits
     ----------------------------------------------------------------------------------------------------------------
                                                                    2001           2000          2001          2000
     ----------------------------------------------------------------------------------------------------------------
     Accrued benefit liability                                  $   (74.2)    $   (86.3)     $  (68.5)     $   (69.2)
     Prepaid benefit costs                                           24.3          29.9             -              -
     ----------------------------------------------------------------------------------------------------------------

     Net amount recognized                                      $   (49.9)    $   (56.4)     $  (68.5)     $   (69.2)
     ================================================================================================================


     The following table provides the components of net periodic benefit cost:

     ----------------------------------------------------------------------------------------------------------------
                                                              Pension                         Postretirement
                                                             Benefits                            Benefits
     ----------------------------------------------------------------------------------------------------------------
                                                   2001        2000        1999        2001        2000        1999
     ----------------------------------------------------------------------------------------------------------------
     Service cost                               $  25.0     $  21.2     $  19.9     $   0.8     $   0.7     $    0.7
     Interest cost                                 48.5        45.3        32.6         5.4         5.3          3.3
     Expected return on plan assets               (58.1)      (53.8)      (34.7)          -           -            -
     Amortization of transitional assets           (0.6)       (0.5)       (0.3)          -           -            -
     Amortization of prior service cost             0.3         0.3         0.2        (0.4)          -            -
     Amortization of actuarial (gain) loss         (0.9)       (1.8)        0.4           -           -          0.1
     Curtailment loss (gain)                        0.9           -         1.6        (0.4)       (0.5)           -
     Valuation allowance                           (0.9)       (3.0)        4.1           -           -            -
     ----------------------------------------------------------------------------------------------------------------

     Net periodic cost                          $  14.2     $   7.7     $  23.8     $   5.4     $   5.5     $    4.1
     ================================================================================================================

     The weighted average assumptions used in the measurement of the Company's benefit obligation are as follows:

     ----------------------------------------------------------------------------------------------------------------
                                                              Pension                         Postretirement
                                                             Benefits                            Benefits
     ----------------------------------------------------------------------------------------------------------------
                                                   2001        2000         1999        2001        2000        1999
     ----------------------------------------------------------------------------------------------------------------
     Discount rate                                 7.0%        7.7%        7.9%         7.2%        7.7%        7.9%
     Expected return on plan assets                9.7%        9.7%        9.2%           -           -           -
     Rate of compensation increase                 3.4%        3.7%        4.4%           -           -           -
     ================================================================================================================


     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.8% at the end of 2001 and the same as 2000 and is expected to decrease gradually to 5.0% in 2008 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

     ----------------------------------------------------------------------------------------------------------------
                                                                                    Postretirement benefits
     ----------------------------------------------------------------------------------------------------------------
     Sensitivity analysis                                                         1% increase           1% decrease
     ----------------------------------------------------------------------------------------------------------------
     Effect on service and interest costs                                           $  0.6                $ (0.5)
     Effect on benefit obligation                                                      5.8                  (5.2)
     ================================================================================================================

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                            QUEBECOR WORLD INC.


                            By:    /s/ Michael Young
                            Name:  Michael Young
                            Title: Senior Vice President,
                                   Financial Operations and Control
                                   Corporate Controller



Date: July 8, 2002